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                                                                     Exhibit 5.1


                      [Letterhead of Covington & Burling]



                                                 April 4, 2000



USA Networks, Inc.
152 West 57th Street
New York, NY 10019

Ladies and Gentlemen:

        In connection with the registration under the Securities Act of 1933, as amended (the "Act"), of 12,796,627 shares of common stock, par value $.01 per share (the "Shares"), of USA Networks, Inc., a Delaware corporation (the "Company"), pursuant to the Registration Statement on Form S-3 (the "Registration Statement") filed by you with the Securities and Exchange Commission, which shares are issuable by the Company in the contemplated merger of a wholly-owned subsidiary of the Company with and into Precision Response Corporation, Inc., a Florida corporation ("PRC"), pursuant to the Agreement and Plan of Merger by and among P Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company, PRC and the Company, dated as of January 12, 2000 (the "Merger Agreement"), we have examined such corporate records, certificates and other documents and such questions of law as we have considered necessary or appropriate for the purposes of this opinion.

        Based upon the foregoing, we are of the opinion that the Shares being sold under the Registration Statement have been duly authorized and, when the Shares have been issued in accordance with the Merger Agreement, will be duly and validly issued, fully paid and nonassessable.

        We hereby consent to the filing of our opinion as Exhibit 5.1 to the Registration Statement and to the references to us under the heading "Legal Matters" in the prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

                                        Very truly yours,



                                        /s/ Covington & Burling